The Taiwan Fund, Inc.
c/o State Street Bank and Trust Company
100 Huntington Avenue
Boston, MA 02116

VIA EDGAR CORRESPONDENCE

March 1, 2016

Securities and Exchange Commission
Ms. Christina DiAngelo Fettig
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Office of Filings, Information & Consumer Services

Re:	The Taiwan Fund, Inc. (the “Fund”)
File No. 811-04893

Dear Ms. Fettig:

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on February 5, 2016 to the Fund’s Annual Report for the year ended August 31, 2015 (the “Annual Report”).

Comment 1: Page 2 of the Annual Report states that:

Adding to the negative sentiment was a combination of local issues such as increased capital gains tax rates, surprise election results and concerns regarding weakening demand for technology goods.

Is the “increased capital gains tax rates” reference in the Chairman’s Statement applicable to sales of securities? If so, is this capital gains tax disclosed in the financial statements? A “Taiwan stock dividend tax” is disclosed on the Statement of Operations on page 12. Page 17 of the Notes to Financial Statements discloses that “the Fund is currently subject to a Taiwan security transaction tax of .3% on sales of equities and .1% on sales of mutual fund shares based on the transaction amount.” Please explain why these taxes have been disclosed as an expense on the Statement of Operations. Refer to the Audit Guide of Investment Companies as of 5/1/2014, AAG-INV 6.14:

FASB ASC 946-225-45-4 explains that income tax expense should be presented by investment companies under the separate income categories (such as investment income or realized and unrealized gains) to which it applies.

Consider disclosing the accounting policy for transaction taxes. For example, does the Fund accrue for these transaction taxes based on the unrealized appreciation of the securities as of the reporting period date?

Response: The reference in the Chairman’s Statement to “increased capital gains tax rates” related to the implementation of a capital gains tax on equity trades, which was set to begin on January 1, 2018. A bill repealing this capital gains tax was passed in November 2015 and therefore the reference to “increased capital gains tax rates” is not currently applicable to the Fund.

The “Taiwan stock dividend tax” represents tax payments on stock dividends in which the Fund did not receive cash and therefore would not have corresponding income to net with the cash paid as would be the appropriate treatment when receiving a cash dividend. The Fund believes this item is correctly identified as an Expense of the Fund under its Statement of Operations.

In future filings of its annual report, the Fund will disclose that the security transactions tax is embedded in the cost basis of securities and contributes to the realized gain or loss for the Fund. Security transactions taxes are not accrued for until the tax becomes payable.

Comment 2: Page 20, Note 7 of the Annual Report discloses the tax character of distributions paid by the Fund during the year ended August 31, 2015. In future filings disclose any capital loss carryforwards utilized or expired during the period.

Response: To the extent the Fund has capital loss carryforwards that are utilized or expired during the period it will report them in its annual report.

Comment 3: The results of the Fund’s shareholder meeting on April 21, 2015 were included as an attachment to Item 77(c) of Form N-SAR filed on October 30, 2015. Pursuant to Rule 30e-1 of the Investment Company Act of 1940, as amended, if any matter was submitted during the period covered by the shareholder report to a vote of shareholders include certain information about the shareholder meeting including the date of the meeting, the name of each director elected at the meeting and the number of votes cast for, against or withheld.

Response: The Fund respectfully notes that the results of the Fund’s shareholder meeting were included on page 22 of the Annual Report.

Comment 4: Form N-CSR Item 8(a)(1) requires information about the portfolio manager of the Fund as of the date of filing of the report and not the date of the report. Item 8(a)(2) requires information, including other accounts managed by the portfolio manager of the Fund.

Response: The Fund will include information required by Item 8(a)(1) as of the date of filing in future filings of its annual report. The Fund will also provide the information required by Item 8(a)(2) in future filings of its annual report.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its Annual Report; staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the SEC from taking any action with respect to the Annual Report; and the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comments. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Regards,

/s/ Brian Link
Brian Link
Secretary of the Fund

Cc:	Leonard Mackey, Esq. – Clifford Chance US LLP
Joe O. Rogers – Chairman of the Board
William Cox – Treasurer of the Fund

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